EXHIBIT 11.1

EDAP TMS

CODE OF ETHICS

As an employee of EDAP TMS S.A. and/or its Subsidiaries (the “Company”), I will adhere to the following principles and responsibilities, as well as the Company’s other legal and compliance policies and procedures:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;
•	Provide other officials and constituents of the Company with information that is full, fair, accurate, complete, objective, timely and understandable;
•	Comply, to the best of my knowledge, with rules and regulations of governmental entities as well as other private or public regulatory agencies to which the Company is subject;
•	Act at all times in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts;
•	Act objectively, without allowing my independent judgment to be subordinated;
•	Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;
•	Share my knowledge and skills with others to improve the Company’s communication to its constituents;
•	Promote ethical behavior among employees under my supervision at the Company; and
•	Achieve responsible use of and control over all assets and resources of the Company entrusted to me.
•	Report violations of the Code to the Chief Executive Officer promptly if there are reasonable and objective reasons to believe this Code has been violated.